UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*

                                 LANOPTICS LTD.
                                 --------------
                                (Name of Issuer)

               Ordinary Shares, nominal value, NIS 0.02 per share
               --------------------------------------------------
                         (Title of Class of Securities)

                                    M6706C103
                                    ---------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                  --------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 6, 2000
                       -----------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following page(s)
                               Page 1 of 21 Pages
                             Exhibit Index: Page 19

                                  SCHEDULE 13D
CUSIP No. M6706C103                                           Page 2 of 21 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

                  COMSOR VENTURE FUND LDC (f/k/a COMSOR TRADING FUND LDC)

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                a.       [_]
                                                b.       [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization
                  Cayman Islands

                            7             Sole Voting Power
                                               0
Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                     2,302,650 /1/
    Each
Reporting                   9             Sole Dispositive Power
    Person                                     716,485
    With
                            10            Shared Dispositive Power
                                               0

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  716,485

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

13       Percent of Class Represented By Amount in Row (11)
                  9.29%

14       Type of Reporting Person (See Instructions)
                  OO

/1/ See Items 3 and 4 of the Initial Statement and Item 5 hereof.

                                  SCHEDULE 13D
CUSIP No. M6706C103                                           Page 3 of 21 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

                  CTI CAPITAL CORP.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                a.       [_]
                                                b.       [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization
                  Delaware

                            7             Sole Voting Power
                                                 14,500
Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                       2,302,650 /1/
    Each
Reporting                   9             Sole Dispositive Power
    Person                                       14,500
    With
                            10            Shared Dispositive Power
                                                 716,485

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  730,985

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

13       Percent of Class Represented By Amount in Row (11)
                  9.48%

14       Type of Reporting Person (See Instructions)
                  CO

/1/ See Items 3 and 4 of the Initial Statement and Item 5 hereof.

                                  SCHEDULE 13D
CUSIP No. M6706C103                                           Page 4 of 21 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

                  COMVERSE TECHNOLOGY, INC.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                a.       [_]
                                                b.       [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization
                  New York

                            7             Sole Voting Power
                                                 172,300
Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                       2,302,650 /1/
    Each
Reporting                   9             Sole Dispositive Power
    Person                                       172,300
    With
                            10            Shared Dispositive Power
                                                 716,485

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  888,785

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

13       Percent of Class Represented By Amount in Row (11)
                  11.52%

14       Type of Reporting Person (See Instructions)
                  CO

/1/ See Items 3 and 4 of the Initial Statement and Item 5 hereof.

                                  SCHEDULE 13D
CUSIP No. M6706C103                                           Page 5 of 21 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

                  QUANTUM INDUSTRIAL PARTNERS LDC

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                a.       [_]
                                                b.       [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization
                  Cayman Islands

                            7             Sole Voting Power
                                               0
Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                     2,302,650 /1/
    Each
Reporting                   9             Sole Dispositive Power
    Person                                     0
    With
                            10            Shared Dispositive Power
                                               716,485

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  716,485

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

13       Percent of Class Represented By Amount in Row (11)
                  9.29%

14       Type of Reporting Person (See Instructions)
                  OO; IV

/1/ See Items 3 and 4 of the Initial Statement and Item 5 hereof.

                                  SCHEDULE 13D
CUSIP No. M6706C103                                           Page 6 of 21 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

                  QIH MANAGEMENT INVESTOR, L.P.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                a.       [_]
                                                b.       [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization
                  Delaware

                            7             Sole Voting Power
                                               0
Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                     2,302,650 /1/
    Each
Reporting                   9             Sole Dispositive Power
    Person                                     0
    With
                            10            Shared Dispositive Power
                                               716,485

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  716,485

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

13       Percent of Class Represented By Amount in Row (11)
                  9.29%

14       Type of Reporting Person (See Instructions)
                  PN; IA

/1/ See Items 3 and 4 of the Initial Statement and Item 5 hereof.

                                  SCHEDULE 13D
CUSIP No. M6706C103                                           Page 7 of 21 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

                  QIH MANAGEMENT, INC.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                a.       [_]
                                                b.       [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization
                  Delaware

                            7             Sole Voting Power
                                               0
Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                     2,302,650 /1/
    Each
Reporting                   9             Sole Dispositive Power
    Person                                     0
    With
                            10            Shared Dispositive Power
                                               716,485

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  716,485

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

13       Percent of Class Represented By Amount in Row (11)
                  9.29%

14       Type of Reporting Person (See Instructions)
                  CO

/1/ See Items 3 and 4 of the Initial Statement and Item 5 hereof.

                                  SCHEDULE 13D
CUSIP No. M6706C103                                           Page 8 of 21 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                a.       [_]
                                                b.       [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization
                  Delaware

                            7             Sole Voting Power
                                                 0
Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                       2,302,650 /1/
    Each
Reporting                   9             Sole Dispositive Power
    Person                                       0
    With
                            10            Shared Dispositive Power
                                                 716,485

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  716,485

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

13       Percent of Class Represented By Amount in Row (11)
                  9.29%

14       Type of Reporting Person (See Instructions)
                  OO; IA

/1/ See Items 3 and 4 of the Initial Statement and Item 5 hereof.

                                  SCHEDULE 13D
CUSIP No. M6706C103                                           Page 9 of 21 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                a.       [_]
                                                b.       [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization
                  United States

                            7             Sole Voting Power
                                                 0
Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                       2,302,650 /1/
    Each
Reporting                   9             Sole Dispositive Power
    Person                                       0
    With
                            10            Shared Dispositive Power
                                                 716,485

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  716,485

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

13       Percent of Class Represented By Amount in Row (11)
                  9.29%

14       Type of Reporting Person (See Instructions)
                  IA

/1/ See Items 3 and 4 of the Initial Statement and Item 5 hereof.

                                  SCHEDULE 13D
CUSIP No. M6706C103                                          Page 10 of 21 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

                  ZVI ALEXANDER

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                a.       [_]
                                                b.       [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization
                  Israel

                            7             Sole Voting Power
                                               0
Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                     2,302,650 /1/
    Each
Reporting                   9             Sole Dispositive Power
    Person                                     0
    With
                            10            Shared Dispositive Power
                                               71,907

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  71,907

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

13       Percent of Class Represented By Amount in Row (11)
                  0.93%

14       Type of Reporting Person (See Instructions)
                  IN

/1/ See Items 3 and 4 of the Initial Statement and Item 5 hereof.

                                  SCHEDULE 13D
CUSIP No. M6706C103                                          Page 11 of 21 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

                  RACHEL ALEXANDER

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                a.       [_]
                                                b.       [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization
                  Israel

                            7             Sole Voting Power
                                               0
Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                     2,302,650 /1/
    Each
Reporting                   9             Sole Dispositive Power
    Person                                     0
    With
                            10            Shared Dispositive Power
                                               71,907
11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  71,907

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

13       Percent of Class Represented By Amount in Row (11)
                  0.93%

14       Type of Reporting Person (See Instructions)
                  IN

/1/ See Items 3 and 4 of the Initial Statement and Item 5 hereof.

                                                             Page 12 of 21 Pages


          This Amendment No. 2 to Schedule 13D relates to the Ordinary Shares, nominal value NIS 0.02 per share (the "Shares"), of LanOptics Ltd. (the "Issuer"). This Amendment No. 2 supplementally amends the initial statement on
Schedule 13D, dated June 1, 1999, and Amendment No. 1 thereto filed on July 13, 2000 (collectively, the "Initial Statement"), filed by the Reporting Persons (as defined herein). This Amendment No. 2 is being filed by the Reporting Persons to report that the number of Shares of which certain of the Reporting Persons may be deemed the beneficial owners has decreased by more than one percent of the total outstanding Shares of the Issuer. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.


Item 2.   Identity and Background.


          This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):


     i)   Comsor Venture Fund LDC (f/k/a Comsor Trading Fund LDC) ("Purchaser");

     ii)  CTI Capital Corp. ("CTI");

     iii) Comverse Technology, Inc. ("Comverse");

     iv)  Quantum Industrial Partners LDC ("QIP");

     v)   QIH Management Investor, L.P. ("QIHMI");

     vi)  QIH Management, Inc. ("QIH Management");

     vii) Soros Fund Management LLC ("SFM LLC");

     viii) Mr. George Soros ("Mr. Soros");

     ix)  Mr. Zvi Alexander ("Mr. Alexander"); and

     x)   Ms. Rachel Alexander ("Ms. Alexander").


          This Statement relates to the Shares held for the accounts of each of the Purchaser, CTI, Comverse, and Navarro Limited ("Navarro"), an entity owned by Mr. Alexander and Ms. Alexander. Mr. Alexander and Ms. Alexander may be deemed the beneficial owners of the Shares held for the account of Navarro.

                                                             Page 13 of 21 Pages

          Set forth in Annex A hereto, and incorporated herein by reference, is updated information concerning the identity and background of the current directors and officers of QIP and QIH Management.

          Information contained herein concerning QIP, QIHMI, QIH Management, SFM LLC and Mr. Soros has been provided by SFM LLC. The Purchaser, Comverse, CTI, Mr. Alexander and Ms. Alexander assume no responsibility for such information. Information contained herein concerning the Purchaser, Comverse, CTI, Mr. Alexander and Ms. Alexander has been provided by each such Reporting Person. QIP, QIHMI, QIH Management, SFM LLC and Mr. Soros disclaim any and all responsibility for such information.

Item 5.   Interest in Securities of the Issuer.


          (a) Each of the Reporting Persons may be deemed the beneficial owner of the number of Shares set forth in Item 11 of such Reporting Person's Cover Page.

          (b) (i) The Purchaser may be deemed to have the sole power to direct the disposition of the 716,485 Shares held for its account.

               (ii) Each of QIP, QIHMI, QIH Management, SFM LLC and Mr. Soros may be deemed to have the shared power to direct the disposition of the 716,485 Shares held for the account of the Purchaser.

               (iii)CTI may be deemed to have the sole power to vote and the sole power to direct the disposition of the 14,500 Shares directly held for its account. CTI may be deemed to have the shared power to direct the disposition of the 716,485 Shares held for the account of the Purchaser.

               (iv) Comverse may be deemed to have the sole power to vote and the sole power to direct the disposition of 172,300 Shares. This number consists of 157,800 Shares directly held for its account and 14,500 Shares held for the account of CTI. Comverse may be deemed to have the shared power to direct the disposition of the 716,485 Shares held for the account of the Purchaser.

               (v) Mr. and Ms. Alexander may each be deemed to have the shared power to direct the disposition of the 71,907 Shares held for the account of Navarro.

               (vi) By virtue of the relationships between and among the Reporting Persons described in Item 2 of the Initial Statement on Schedule 13D and pursuant to the terms of the Voting Agreement, each of the Reporting Persons may be deemed to share the power to direct the voting of 2,302,650 Shares subject to the Voting Agreement. This amount includes 716,485 Shares held for the account of the Purchaser, 71,907 Shares held for the account of Navarro, 10,000 Shares believed to be held by On Lake and 1,504,258 Shares believed to be held by the Major Shareholders and does not include the Shares held directly for the accounts of CTI and Comverse.

                                                             Page 14 of 21 Pages

          Each of QIP, QIHMI, QIH Management, SFM LLC and Mr. Soros expressly disclaims beneficial ownership of any Shares held directly for the accounts of On Lake, Navarro, the Major Shareholders, CTI and Comverse. Each of CTI and
Comverse expressly disclaims beneficial ownership of any Shares held directly for the accounts of On Lake, Navarro and the Major Shareholders. Mr. and Ms. Alexander expressly disclaim beneficial ownership of any Shares held directly for the accounts of On Lake, CTI, Comverse, the Purchaser and the Major Shareholders.

          (c) Except for the transactions listed on Annex B hereto, all of which were effected in the over-the-counter market in routine brokerage transactions, there have been no transactions effected with respect to the Shares since April 23, 2001 (60 days prior to the date hereof) by any of the Reporting Persons.

          (d) (i) CTI and QIP, the shareholders of the Purchaser, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of the Purchaser in accordance with their ownership interests in the Purchaser.

               (ii) The shareholder of CTI has the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of CTI in accordance with its ownership interest in CTI.

               (iii) The shareholders of Comverse have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Comverse in accordance with their ownership interests in Comverse.

               (iv) The shareholders of Navarro have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Navarro in accordance with their ownership interests in Navarro.


Item 7.   Material to be Filed as Exhibits.

          The Exhibit Index is incorporated herein by reference.

                                                             Page 15 of 21 Pages


                                   SIGNATURES


          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date: June 22, 2001

                                        COMSOR VENTURE FUND


                                        By:    /s/ Yaacov Koren
                                               ---------------------------------
                                               Authorized Signatory


                                        CTI CAPITAL CORP.


                                        By:    /s/ Yaacov Koren
                                               ---------------------------------
                                               Yaacov Koren
                                               Managing Director


                                        COMVERSE TECHNOLOGY, INC.


                                        By:    /s/ David Kreinberg
                                               ---------------------------------
                                               David Kreinberg
                                               Chief Financial Officer


                                        QUANTUM INDUSTRIAL PARTNERS LDC


                                        By:    /s/ Richard D. Holahan, Jr.
                                               ---------------------------------
                                               Richard D. Holahan, Jr.
                                               Attorney-in-Fact


                                        QIH MANAGEMENT INVESTOR, L.P.

                                        By: QIH  Management,  Inc.,
                                            its General Partner

                                        By:    /s/ Richard D. Holahan, Jr.
                                               ---------------------------------
                                               Richard D. Holahan, Jr.
                                               Vice President

                                                             Page 16 of 21 Pages


                                        QIH MANAGEMENT, INC.


                                        By:    /s/ Richard D. Holahan, Jr.
                                               ---------------------------------
                                               Richard D. Holahan, Jr.
                                               Vice President


                                        SOROS FUND MANAGEMENT LLC


                                        By:    /s/ Richard D. Holahan, Jr.
                                               ---------------------------------
                                               Richard  D.   Holahan,   Jr.
                                               Assistant General Counsel


                                        GEORGE SOROS


                                        By:    /s/ Richard D. Holahan, Jr.
                                               ---------------------------------
                                              Richard D. Holahan, Jr.
                                              Attorney-in-Fact


                                        ZVI ALEXANDER

                                        /s/ Zvi Alexander
                                        ----------------------------------------



                                        RACHEL ALEXANDER

                                        /s/ Rachel Alexander
                                        ----------------------------------------

                                                                                           Page 17 of 21 Pages

                                                      ANNEX A

                             Directors and Officers of Quantum Industrial Partners LDC

Name/Title/Citizenship                            Principal Occupation                       Business Address
----------------------                            --------------------                       ----------------
    Curacao Corporation                           Managing Director of                       Kaya Flamboyan 9
    Company N.V.                                  Netherlands Antilles                       Willemstad
      Managing Director                           corporations                               Curacao,
      (Netherlands Antilles)                                                                 Netherlands Antilles

    Inter Caribbean Services Limited              Administrative services                    Citco Building
      Secretary                                                                              Wickhams Cay
      (British Virgin Islands)                                                               Road Town
                                                                                             Tortola
                                                                                             British Virgin Islands


                                  Directors and Officers of QIH Management, Inc.

Name/Title/Citizenship                            Principal Occupation                       Business Address
----------------------                            --------------------                       ----------------

    Frank V. Sica                                 Managing Partner of Soros Private Equity   888 Seventh Avenue
    Director and President                        Partners LLC                               28th Floor
    (United States)                                                                          New York, NY  10106

    Michael C. Neus                               Deputy General Counsel of SFM LLC and      888 Seventh Avenue
    Director and Vice President                   General Counsel of Soros Private Funds     33rd Floor
    (United States)                               Management LLC                             New York, NY  10106

    Eve Mongiardo                                 Chief Financial Officer of                 888 Seventh Avenue
    Director and Treasurer                        Soros Private Funds Management LLC         28th Floor
    (United States)                                                                          New York, NY  10106

    Richard D. Holahan, Jr.                       Assistant General Counsel of               888 Seventh Avenue
    Vice President                                SFM LLC                                    33rd Floor
    (United States)                                                                          New York, NY  10106

         To the best of the Reporting Persons' knowledge:

                  (a)      None of the above persons hold any Shares.

                  (b)      None  of  the  above  persons  has  any  contracts,  arrangements,   understandings  or
relationships with respect to the Shares.

                                                                                                Page 18 of 21 Pages

                                                      ANNEX B

                                      RECENT TRANSACTIONS IN THE SECURITIES OF
                                                   LANOPTICS LTD.

                                 Date of       Nature of        Number of
For the Account of             Transaction    Transaction      Securities               Price
------------------             -----------    -----------      ----------               -----

Comverse Technology, Inc.      April 30, 2001  Sale            2,500 Shares               $8.09

Comverse Technology, Inc.        May 7, 2001   Sale            5,000 Shares              $11.35

Comverse Technology, Inc.        May 7, 2001   Sale            2,500 Shares              $12.10

Comverse Technology, Inc.        May 7, 2001   Sale            5,000 Shares              $11.15

Comverse Technology, Inc.        May 7, 2001   Sale            5,000 Shares              $11.30

Comverse Technology, Inc.        May 7, 2001   Sale            5,000 Shares              $11.25

Comverse Technology, Inc.        May 8, 2001   Sale             200 Shares               $12.90

Comverse Technology, Inc.       May 21, 2001   Sale            5,000 Shares              $11.90

Comverse Technology, Inc.       May 21, 2001   Sale            3,000 Shares              $11.39

Comverse Technology, Inc.       May 21, 2001   Sale            2,500 Shares              $11.95

Comverse Technology, Inc.       May 22, 2001   Sale            2,500 Shares              $12.90

                                                             Page 19 of 21 Pages

                             EXHIBIT INDEX

                                                                        Page No.
                                                                        -------


12.       Joint Filing  Agreement,  dated as of June 22, 2001,  by and among Comsor Venture Fund, CTI Capital Corp., Comverse Technology, Inc., Quantum Industrial Partners LDC, QIH Management Investor, L.P., QIH Management, Inc., Soros Fund Management LLC, Mr. George Soros, Mr. Zvi Alexander and Ms.
          Rachel Alexander............................................     20